Filed by Heritage Commerce Corp
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Heritage Commerce Corp
Commission File No.: 000-23877
Date: December 18, 2025

The following employee FAQs were made available by Heritage Commerce Corp on December 17, 2025.

1.	Who is Citizens Business Bank?

•	Founded in 1974, Citizens Business Bank is a commercial and community bank based in Ontario, California, with a major presence in the Southern and Central regions of our state.

•	Like us, Citizens Business Bank is a relationship-oriented bank with a proud history of serving California’s small- and medium-sized businesses. It has an impressive track record in the state as a client-first, consistent, and trusted financial institution.

•	Today, Citizens Business Bank has $15.7 billion in assets and 62 locations spread primarily across Southern and Central California, in addition to a presence in parts of Northern California.

2.	Why are we combining with Citizens Business Bank?

•	Combining with a larger and complementary institution like Citizens presents a meaningful opportunity to expand our scale, provide a wider array of products, and extend our impact, for the benefit of our clients and stakeholders.

•	This merger will provide our combined company with comprehensive geographic coverage of all the major business banking markets in California, while maintaining the local focus, stability, and deep trust inherent embedded in the relationship bank model.

•	In addition to greater scale and a deeply rooted presence in California’s key economic centers, combining with Citizens Business Bank brings additional capital, technology, and infrastructure resources, helping create a more stable and competitive bank.

•	Together, we will have approximately $22 billion in assets, more than 75 branches and offices, and exceptional, highly experienced banking teams from Heritage and Citizens operating under one institution.

3.	What does this merger mean for Heritage employees?

•	Until the transaction is completed, we will continue to operate independently, and it will remain business as usual for all of us.

•	Following the completion of the transaction, which we expect sometime in the second quarter of 2026, we are confident the combined company will create compelling growth opportunities and benefits for our employees as part of a larger, more diversified organization.

•	For one year following closing of the transaction, Citizens Business Bank will provide each Heritage continuing employee with an annual base salary or wage rate that is, in each case, no less than that in effect prior to the closing. Heritage will pay out 2025 bonuses based on business as usual at the regular time, and Citizens Business Bank offers competitive cash incentive plans and employee benefits.

•	We look forward to sharing more details as we move toward completion of the transaction over the coming months and begin working on integration planning with Citizens.

4.	How do our company cultures compare?

•	Citizens Business Bank’s core values align closely with Heritage’s standards, which we are confident will create a solid foundation and seamless integration following the official completion of the merger.

•	Both companies share a vision of building a relationship bank for all Californians and bring commitments to championing local businesses while delivering the highest standards of personalized client care.

5.	What does this mean for Heritage shareholders?

•	This is an all-stock transaction where upon close, Heritage will merge into Citizens Business Bank, with Heritage shareholders receiving 0.6500 shares of CVBF common stock for each HTBK share they own.

•	Following the completion of the transaction, Heritage shareholders will own approximately 23% of the combined company.

•	Importantly, this structure will enable Heritage shareholders to participate in the future upside of California’s premier commercial and community bank.

6.	Who will lead the combined company?

•	David Brager, CEO of Citizens Business Bank, will remain as CEO of the combined company.

•	Clay Jones will be joining Citizens as President of the combined company.

•	In addition, two of our current Board members will join the combined company’s Board of Directors.

•	This will allow continuity for our business and reflects the real, abiding respect that Citizens Business Bank has for Heritage.

7.	After the merger closes, where will the combined company be headquartered?

•	The combined company’s official headquarters will be located in Ontario, California, but that will not result in changes to our offices in the Bay Area.

•	As a relationship bank, operating within and alongside the community is a fundamental value of our business, and that commitment remains absolutely central to our operations moving forward.

8.	Will we be changing the bank name?

•	Yes. Upon close, we will become part of the Citizens Business Bank platform, and our name and branding will transition accordingly.

9.	What are the plans to integrate the two companies?

•	We will work diligently to obtain a timely closing and ensure a smooth integration.

•	A dedicated integration team will begin working together over the coming months to ensure a coordinated transition.

•	The focus will be on delivering on our respective business plans, maintaining business continuity, supporting our stakeholders, and delivering for our clients throughout the process.

10.	How will the merger benefit our clients?

•	Uniting Citizens Business Bank’s extensive Southern California and Central Valley footprint with Heritage’s deep roots in the Bay Area is expected to create a commercial bank with state-wide scale.

•	Upon close, the combined company will have approximately $22 billion in assets and more than 75 offices and branches across the state’s most dynamic, high-growth economic centers. This will position us as a primary banking partner for small- and medium-sized businesses and organizations across all of California.

•	We expect to be able to offer significantly more resources, scale, and impact to our clients across a wider array of services as a larger institution.

11.	What should we say if contacted by clients, partners or others about the merger?

•	If you are contacted by interested parties outside of your normal operations, please refer them to Clay Jones.

•	Please direct all media inquiries or questions to Clay Jones.

12.	What happens next?

•	This announcement is just the first step in bringing our two companies together.

•	The proposed merger has been unanimously approved by the Boards of Directors of both companies and is expected to close in the second quarter of 2026, subject to customary regulatory approvals, Citizens and Heritage shareholder approvals, and other closing conditions.

•	In parallel to this approval process, in the coming weeks and months, Citizens and Heritage will begin working together on an integration plan to ensure a coordinated transition.

•	The focus of this work will be on delivering on our respective business plans, maintaining business continuity, supporting our stakeholders, and delivering for our clients throughout this process.

•	We look forward to sharing more details as we advance toward these milestones over the coming months.

13.	Who can I contact if I have more questions?

•	If you have questions, please refer them to Clay Jones.

•	We will do our best to answer employees’ questions to the extent we are able, in addition to providing periodic updates over the duration of this process.

•	Today’s announcement is just the first step in bringing our two companies together, and we will likely not have the answers to every question but will provide updates as we advance through the path to closing the transaction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction (including statements about the future financial and operating results and impact on CVBF’s earnings and tangible book value per share), the plans, objectives, expectations and intentions of CVB Financial Corp. (“CVBF”) and Heritage Commerce Corp (“Heritage”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that may change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, project, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: difficulties and delays in integrating Heritage’s business, key personnel and customers into CVBF’s business and operations, and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and other business disruption following the merger, including difficulties in maintaining relationships with employees; supply and demand for commercial or residential real estate and periodic deterioration in real estate prices and/or values in California or other states where CVBF and Heritage lend; a sharp or prolonged slowdown or decline in real estate construction, sales or leasing activities; CVBF’s or Heritage’s ability to retain and increase market share, to retain and grow customers and to control expenses; the costs or effects of mergers, acquisitions or dispositions CVBF may make, whether CVBF and Heritage are able to obtain any required governmental approvals in connection with any such mergers, acquisitions or dispositions, and/or CVBF’s ability to realize the contemplated financial or business benefits associated with any such mergers, acquisitions or dispositions; CVBF’s timely development and implementation of new banking products and services and the perceived overall value of these products and services by customers and potential customers; CVBF’s or Heritage’s relationships with and reliance upon outside vendors with respect to certain of CVBF’s or Heritage’s key internal and external systems, applications and controls; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate Agreement and Plan of Reorganization and Merger to which CVBF and Heritage are parties; changes in commercial or consumer spending, borrowing and savings patterns, preferences or behaviors; technological changes and the expanding use of technology in banking and financial services (including the adoption of mobile banking, funds transfer applications, electronic marketplaces for loans, blockchain technology, fintech, artificial intelligence, and other financial products, systems or services); changes in the financial performance and/or condition of CVBF’s or Heritage’s borrowers or depositors; fluctuations in CVBF’s or Heritage’s share price before closing, and the resulting impact on CVBF’s ability to raise capital or to make acquisitions, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; CVBF’s ability to recruit and retain key executives, board members and other employees; the failure of CVBF or Heritage to obtain regulatory or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the proposed merger on a timely basis or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the dilution caused by the issuance of shares of CVBF’s common stock in the transaction; possible impairment charges to goodwill, including any impairment that may result from increased volatility in CVBF’s or Heritage’s stock price; possible credit-related impairments or declines in the fair value of loans and securities held by CVBF or Heritage; volatility in the credit and equity markets and its effect on the general economy, and local, regional, national and international economic and market conditions, political events and public health developments and the impact they may have on CVBF or Heritage, their customers and their capital, deposits, assets and liabilities; CVBF’s or Heritage’s ability to attract deposits and other sources of funding or liquidity; changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; catastrophic events or natural disasters, including earthquakes, drought, climate change or extreme weather events that may affect CVBF’s or Heritage’s assets, communications or computer services, customers, employees or third-party vendors; public health crises and pandemics, and their effects on the economic and business environments in which CVBF and Heritage operate; changes in the competitive environment among banks and other financial services and technology providers, and competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers including retail businesses and technology companies; the strength of the United States economy and the strength of the local economies in which we conduct business; the effects of, and changes in, immigration, trade, tariff, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation/deflation, interest rate, market and monetary fluctuations; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; the impact of changes in financial services policies, laws, regulations, and ongoing or unanticipated regulatory or legal proceedings or outcomes, including those concerning banking, taxes, securities, and insurance, and the application thereof by regulatory agencies; the effectiveness of CVBF’s or Heritage’s risk management framework, quantitative models and ability to manage the risks involved in regulatory, legal or policy changes; the risks associated with CVBF’s or Heritage’s loan portfolios, including the risks of any geographic and industry concentrations; the impact of systemic or non-systemic failures, crisis or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; cybersecurity threats and fraud and the costs of defending against them, including the costs of compliance with legislation or regulations to combat fraud and cybersecurity threats; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of any legal proceedings relating to the proposed merger (including any securities, shareholder class actions, lender liability, bank operations, check or wire fraud, financial product or service, data privacy, health and safety, consumer or employee class action litigation); regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; CVBF’s or Heritage’s ongoing relations with various federal and state regulators, including, but not limited to, the SEC, Federal Reserve Board, FDIC, Office of the Comptroller of the Currency, and California DFPI; and other factors that may affect the future results of CVBF and Heritage.

Additional factors that could cause results to differ materially from those described above can be found in CVBF’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on CVBF’s website at http://www.cbbank.com under the “Investors” tab, and in other documents CVBF files with the SEC, and in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on Heritage’s website, https://www.heritagecommercecorp.com, under the “Investor Relations” tab and in other documents Heritage files with the SEC, and in each case, in particular, the discussion of “Risk Factors” set forth in such filings.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither CVBF nor Heritage assumes any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If CVBF or Heritage updates one or more forward-looking statements, no inference should be drawn that CVBF or Heritage will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information About the Proposed Merger and Where to Find It

In connection with the proposed merger, CVBF will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of CVBF and Heritage and a Prospectus of CVBF (the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the Mergers. Certain matters in respect of the proposed merger involving CVBF and Heritage will be submitted to CVBF’s shareholders or Heritage’s shareholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Before making any voting or investment decision, security holders of CVBF and security holders of Heritage are urged to carefully read the entire registration statement and the Joint Proxy Statement/Prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed merger. The documents filed by CVBF and Heritage with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CVBF may be obtained free of charge at CVBF’s website at http://www.cbbank.com under the “Investors” tab or at Heritage’s website at http://www.heritagecommercecorp.com under the “Investor Relations” tab. Alternatively, these documents, when available, can be obtained free of charge by directing a written request to CVBF, Attention: Investor Relations, 701 North Haven Avenue, Ontario, CA 91764, or by calling (909) 980-4030, or to Heritage Commerce Corp, Attention: Investor Relations, 224 Airport Parkway, San Jose, CA 95110, or by calling (408) 947-6900.

Participants in the Solicitation

CVBF, Heritage, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CVBF’s shareholders or Heritage’s shareholders in connection with the proposed merger transaction under the rules of the SEC.

Information regarding CVBF’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in CVBF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Board Oversight and Structure,” “Our Executive Officers,” “The Nominees” “Certain Relationships and Related Person Transactions,” “Director Compensation,” “Compensation Arrangements with our President and Chief Executive Officer,” “Compensation Arrangements with our Other Named Executive Officers,” “Summary of Compensation Table” and “How Much Stock Do CVB Financial Corp.’s Directors and Executive Officers Own” in CVBF’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2025 (available here); in the Form 8-K filed with the SEC on October 23, 2025 regarding the election of a new director (available here); and in other documents filed by CVBF with the SEC. Information regarding Heritage’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Heritage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 10, 2025 (available here); in the sections entitled “The Board and Corporate Governance,” “Director Compensation,” “Our Executive Officers,” “Executive Compensation,” “Beneficial Ownership of Common Stock,” and “Transactions with Management” in Heritage’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2025 (available here); and in other documents filed by Heritage with the SEC.

To the extent holdings of CVBF’s common stock by the CVBF directors and executive officers, or holdings of Heritage’s common stock by the Heritage directors and executive officers, have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/edgar/browse/?CIK=354647&owner=exclude, in the case of CVBF, and available at https://www.sec.gov/edgar/browse/?CIK=1053352&owner=exclude, in the case of Heritage). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus relating to the proposed merger. Free copies of this document and the above-mentioned Joint Proxy Statement/Prospectus, when it becomes available, may be obtained as described in the preceding section titled “Additional Information About the Proposed Merger and Where to Find It.”